Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Number 333-202789

Final Term Sheet

2.551% Notes due 2018

2.551% Notes due 2018

Issuer:	Ford Motor Credit Company LLC

Trade Date:	October 5, 2015

Settlement Date:	October 8, 2015

Stated Maturity:	October 5, 2018

Principal Amount:	$1,000,000,000

Interest Rate:	2.551%

Benchmark Treasury:	1.000% due September 15, 2018

Benchmark Treasury Yield and Price:	0.881%; 100-11

Spread to Benchmark Treasury:	+167 basis points

Yield to Maturity:	2.551%

Price to Public:	100% of principal amount plus accrued interest from the Settlement Date

Dealer’s Commission:	0.250%

Net Proceeds (Before Expenses) to Issuer:	$997,500,000 (99.750%)

Interest Payment Dates:	Semi-annually on each April 5 and October 5, beginning April 5, 2016

Joint Book-Running Managers:	Credit Suisse Securities (USA) LLC
Deutsche Bank Securities Inc.
HSBC Securities (USA) Inc.
RBC Capital Markets, LLC
RBS Securities Inc.

CUSIP/ISIN:	345397 XN8 / US345397XN89

The issuer has filed a registration statement, including a prospectus and a preliminary prospectus supplement, with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the preliminary prospectus supplement (or, if available, the prospectus supplement) if you request it by calling Credit Suisse Securities (USA) LLC at 1-800-221-1037, Deutsche Bank Securities Inc. at 1-800-503-4611, HSBC Securities (USA) Inc. at 1-866-811-8049, RBC Capital Markets, LLC at 1-866-375-6829 and RBS Securities Inc. at 1-866-884-2071.